FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

811-6242

RECEIVED MAR 2 2 2004 187 PROCESSING SECTION

March 18, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

04020940

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, District of Northern California in the matter of D'Alliessi v. Franklin AGE High Income Fund, et al. (Case No. C 04 0865 SC).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

Enclosure

cc:
Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A

Fund/Trust Name	*811 Number*	*Adviser*
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* - Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* - Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

COPY

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

PETER D'ALLIESSI and LOIS D'ALLIESSI, Trustees of the PETER D'ALLIESSI AND LOIS D'ALLIESSI LIVING TRUST, DTD 12/27/98, Individually and on Behalf of All Others Similarly Situated,
Plaintiff

V.

SEE ATTACHMENT NO. 1

SUMMONS IN A CIVIL CASE

CASE NUMBER:

C 04 0865

SC

TO:

SEE ATTACHMENT NO. 1

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY

Robert S. Green (State Bar No. 136183)
Robert A. Jigarjian (State Bar No. 171107)
GREEN & JIGARJIAN LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgement by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

RICHARD W. WIEKING
CLERK

MAR - 3 2004
DATE

MARY ANN BUCKLEY
(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me [1]	DATE
Name of SERVER (PRINT)	TITLE

Check one box below to indicate appropriate method of service

☐ Served Personally upon the Defendant. Place where served: ....

....

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and ..... discretion then residing therein.

Name of person with whom the summons and complaint were left

☐ Returned unexecuted:

☐ Other *(specify)*:

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________
Date

____
Signature of Server

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

ATTACHMENT NO. 1
TO SUMMONS IN A CIVIL CASE

DEFENDANTS

FRANKLIN AGE HIGH INCOME FUND

FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN AGGRESSIVE GROWTH FUND FRANKLIN ALABAMA TAX-FREE INCOME FUND,

FRANKLIN ARIZONA TAX-FREE INCOME FUND,

FRANKLIN BALANCE SHEET INVESTMENT FUND,

FRANKLIN BIOTECHNOLOGY DISCOVERY FUND,

FRANKLIN BLUE CHIP FUND,

FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND,

FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND,

FRANKLIN CALIFORNIA TAX-FREE INCOME FUND,

FRANKLIN CAPITAL GROWTH FUND,

FRANKLIN COLORADO TAX-FREE INCOME FUND,

FRANKLIN CONNECTICUT TAX-FREE INCOME FUND,

FRANKLIN CONVERTIBLE SECURITIES FUND,

FRANKLIN DOUBLE TAX-FREE INCOME FUND,

FRANKLIN DYNATECH FUND,

FRANKLIN EQUITY INCOME FUND,

FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN FEDER. MONEY FUND,

FRANKLIN FEDERAL TAX-FREE INCOME FUND,

FRANKLIN FLEX CAP GROWTH FUND,

FRANKLIN FLOATING RATE DAILY ACCESS FUND,

FRANKLIN FLOATING RATE TRUST,

FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND,

FRANKLIN FLORIDA TAX-FREE INCOME FUND,

FRANKLIN GEORGIA TAX-FREE INCOME FUND,

FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND,

FRANKLIN GLOBAL COMMUNICATIONS FUND,

FRANKLIN GLOBAL GROWTH FUND,

FRANKLIN GLOBAL HEALTH CARE FUND,

FRANKLIN GOLD AND PRECIOUS METALS FUND,

FRANKLIN GROWTH FUND,

FRANKLIN HIGH YIELD TAX-FREE INCOME FUND,

FRANKLIN INCOME FUND,

FRANKLIN INSURED TAX-FREE INCOME FUND,

FRANKLIN KENTUCKY TAX-FREE INCOME FUND,

FRANKLIN LARGE CAP GROWTH FUND,

FRANKLIN LARGE CAP VALUE FUND,

FRANKLIN LOUISIANA TAX-FREE INCOME FUND,

FRANKLIN MARYLAND TAX-FREE INCOME FUND,

FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND,

FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND,

FRANKLIN MICROCAP VALUE FUND,

FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND,

FRANKLIN MISSOURI TAX-FREE INCOME FUND,

FRANKLIN MONEY FUND,

FRANKLIN NATURAL RESOURCES FUND,

FRANKLIN NEW JERSEY TAX-FREE INCOME FUND,

FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND,

FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND,

FRANKLIN NEW YORK TAX-FREE INCOME FUND,

FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND,

FRANKLIN OHIO INSURED TAX-FREE INCOME FUND,

FRANKLIN OREGON TAX-FREE INCOME FUND,

FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND,

FRANKLIN REAL ESTATE SECURITIES FUND,

FRANKLIN RISING DIVIDENDS FUND,

FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN SMALL CAP GROWTH FUND II,

FRANKLIN SMALL CAP VALUE FUND,

FRANKLIN SMALL-MID CAP GROWTH FUND,

FRANKLIN STRATEGIC INCOME FUND,

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO,

FRANKLIN TAX-EXEMPT MONEY FUND,

FRANKLIN TECHNOLOGY FUND,

FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND,

FRANKLIN TEMPL[illegible]N COREFOLIO ALLOCATION FU[illegible],

FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND,

FRANKLIN TEMPLETON GROWTH TARGET FUND,

FRANKLIN TEMPLETON HARD CURRENCY FUND,

FRANKLIN TEMPLETON MODERATE TARGET FUND,

FRANKLIN TEMPLETON MONEY FUND,

FRANKLIN TENNESSEE MUNICIPAL BOND FUND,

FRANKLIN TEXAS TAX-FREE INCOME FUND,

FRANKLIN TOTAL RETURN FUND,

FRANKLIN U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN U.S. LONG-SHORT FUND,

FRANKLIN UTILITIES FUND,

FRANKLIN VIRGINIA TAX-FREE INCOME FUND,

TEMPLETON CHINA WORLD FUND,

TEMPLETON DEVELOPING MARKETS TRUST,

TEMPLETON FOREIGN FUND,

TEMPLETON FOREIGN SMALLER COMPANIES FUND,

TEMPLETON GLOBAL BOND FUND,

TEMPLETON GLOBAL LONG-SHORT FUND,

TEMPLETON GLOBAL OPPORTUNITIES TRUST,

TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC.,

TEMPLETON GROWTH FUND, INC.,

TEMPLETON INTERNATIONAL (EX EM) FUND,

TEMPLETON LATIN AMERICA FUND,

TEMPLETON PACIFIC GROWTH FUND,

TEMPLETON WOR FUND,

MUTUAL BEACON FUND,

MUTUAL DISCOVERY FUND,

MUTUAL EUROPEAN FUND,

MUTUAL FINANCIAL SERVICES FUND,

MUTUAL QUALIFIED FUND,

MUTUAL RECOVERY FUND,

MUTUAL SHARES FUND (collectively known as the "FRANKLIN FUNDS");

FRANKLIN ASSET ALLOCATION FUND,

FRANKLIN CALIFORNIA TAX FREE INCOME FUND INC.,

FRANKLIN CALIFORNIA TAX FREE TRUST,

FRANKLIN CAPITAL GROWTH FUND,

FRANKLIN CUSTODIAN FUNDS INC.,

FRANKLIN FEDERAL MONEY FUND,

FRANKLIN FEDERAL TAX FREE INCOME FUND,

FRANKLIN FLOATING RATE MASTER TRUST,

FRANKLIN FLOATING RATE TRUST,

FRANKLIN GLOBAL TRUST,

FRANKLIN HIGH INCOME TRUST,

FRANKLIN TEMPLETON INTERNATIONAL TRUST,

FRANKLIN INVESTORS SECURITIES TRUST,

FRANKLIN MANAGED TRUST,

FRANKLIN MONEY FUND,

FRANKLIN MULTI INCOME TRUST,

FRANKLIN MUNICIPAL SECURITIES TRUST,

FRANKLIN MUTUAL SERIES FUND INC.,

FRANKLIN NEW YORK TAX FREE INCOME FUND,

FRANKLIN NEW YORK TAX FREE TRUST,

FRANKLIN REAL ESTATE SECURITIES TRUST,

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO,

FRANKLIN STRATEGIC SERIES,

FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND,

FRANKLIN TAX ADVANTAGED INTERNATIONAL BOND FUND,

FRANKLIN TAX ADVANTAGED U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN TAX EXEMPT MONEY FUND,

FRANKLIN TAX FREE TRUST,

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES,

FRANKLIN TEMPLETON GLOBAL TRUST,

FRANKLIN TEMPLETON JAPAN FUND,

FRANKLIN TEMPLETON MONEY FUND TRUST,

FRANKLIN TEMPLETON SERVICES LLC. (collectively known as the "FRANKLIN FUNDS REGISTRANTS");

FRANKLIN RESOURCES, INC.;

FRANKLIN ADVISERS, INC.;

TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.;

FRANKLIN PRIVATE CLIENT GROUP, INC.;

FRANKLIN MUTUAL ADVISERS, LLC;

TEMPLETON GLOBAL ADVISORS, LTD.;

FRANKLIN INVESTMENT ADVISORY SERVICES, INC.,

FIDUCIARY INTERNATIONAL, INC.;

FRANKLIN ADVISC SERVICES, LLC;

TEMPLETON INVESETMENT COUNSEL LLC;

WILLIAM POST;

SECURITY BROKERAGE, INC.;

DANIEL G. CALUGAR;

DCIP, L.P.;

FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P.;

and JOHN DOES 1-100,

JS 44 - No. CALIF (Rev. 4/97)

CIVIL COVER SHEET

COPY

The JS-44 civil cover sheet and the information co... ...ied herein neither replace nor supplement the filing ... service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON PAGE TWO)

I.(a) PLAINTIFFS

PETER D'ALLIESSI and LOIS D'ALLIESSI, Trustees of the PETER D'ALLIESSI AND LOIS D'ALLIESSI LIVING TRUST, DTD 12/27/98, Individually and on Behalf of All Others Similarly Situated

DEFENDANTS

SEE ATTACHMENT NO. 1

(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF (EXCEPT IN U.S. PLAINTIFF CASES)

Westchester County, New York

COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT (IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)

SEE ATTACHMENT NO. 2

ATTORNEYS (IF KNOWN)

II. BASIS OF JURISDICTION (PLACE AN "✓" IN ONE BOX ONLY)

- ☐ 1 U.S. Government Plaintiff
- ☐ 2 U.S. Government Defendant
- ☑ 3 Federal Question (U.S. Government Not a Party)
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (PLACE AN "✓" IN ONE BOX FOR PLAINTIFF AND ONE BOX FOR DEFENDANT)

(For diversity cases only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. ORIGIN (PLACE AN "✓" IN ONE BOX ONLY)

- ☑ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transfered from Another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

V. NATURE OF SUIT (PLACE AN "✓" IN ONE BOX ONLY)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault Libel & Slander
- ☐ 330 Federal Employers Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liabiltiy
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury Med Malpractice
- ☐ 365 Personal Injury Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth In Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 RR & Truck
- ☐ 650 Airline Regs
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt Relations
- ☐ 730 Labor/Mgmt Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl.Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (US Plaintiff or Defendant
- ☐ 871 IRS - Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- ☑ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motion to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

VI. CAUSE OF ACTION (CITE THE US CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

SEE ATTACHMENT NO. 2

VII. REQUESTED IN COMPLAINT:

☑ CHECK IF THIS IS A **CLASS ACTION** UNDER F.R.C.P. 23

DEMAND $

☐ CHECK YES only if demanded in complaint:

JURY DEMAND: ☑ YES ☐ NO

VIII. RELATED CASE(S) IF ANY

PLEASE REFER TO CIVIL L.R. 3-12 CONCERNING REQUIREMENT TO FILE "NOTICE OF RELATED CASE".

IX. DIVISIONAL ASSIGNMENT (CIVIL L.R. 3-2) (PLACE A "✓" IN ONE BOX ONLY)

☐ SAN FRANCISCO/OAKLAND ☑ SAN JOSE

DATE March 3, 2004

SIGNATURE OF ATTORNEY OF RECORD Robert A. Jigarjian

ATTACHMENT NO. 1
TO CIVIL COVER SHEET

DEFENDANTS

FRANKLIN AGE HIGH INCOME FUND

FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN AGGRESSIVE GROWTH FUND FRANKLIN ALABAMA TAX-FREE INCOME FUND,

FRANKLIN ARIZONA TAX-FREE INCOME FUND,

FRANKLIN BALANCE SHEET INVESTMENT FUND,

FRANKLIN BIOTECHNOLOGY DISCOVERY FUND,

FRANKLIN BLUE CHIP FUND,

FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND,

FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND,

FRANKLIN CALIFORNIA TAX-FREE INCOME FUND,

FRANKLIN CAPITAL GROWTH FUND,

FRANKLIN COLORADO TAX-FREE INCOME FUND,

FRANKLIN CONNECTICUT TAX-FREE INCOME FUND,

FRANKLIN CONVERTIBLE SECURITIES FUND,

FRANKLIN DOUBLE TAX-FREE INCOME FUND,

FRANKLIN DYNATECH FUND,

FRANKLIN EQUITY INCOME FUND,

FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN FEDERAL MONEY FUND,

FRANKLIN FEDERAL TAX-FREE INCOME FUND,

FRANKLIN FLEX CAP GROWTH FUND,

FRANKLIN FLOATING RATE DAILY ACCESS FUND,

FRANKLIN FLOATING RATE TRUST,

FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND,

FRANKLIN FLORIDA TAX-FREE INCOME FUND,

FRANKLIN GEORGIA TAX-FREE INCOME FUND,

FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND,

FRANKLIN GLOBAL COMMUNICATIONS FUND,

FRANKLIN GLOBAL GROWTH FUND,

FRANKLIN GLOBAL HEALTH CARE FUND,

FRANKLIN GOLD AND PRECIOUS METALS FUND,

FRANKLIN GROWTH FUND,

FRANKLIN HIGH YIELD TAX-FREE INCOME FUND,

FRANKLIN INCOME FUND,

FRANKLIN INSURED TAX-FREE INCOME FUND,

FRANKLIN KENTUCKY TAX-FREE INCOME FUND,

FRANKLIN LARGE CAP GROWTH FUND,

FRANKLIN LARGE CAP VALUE FUND,

FRANKLIN LOUISIANA TAX-FREE INCOME FUND,

FRANKLIN MARYLAND TAX-FREE INCOME FUND,

FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND,

FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND,

FRANKLIN MICROCAP VALUE FUND,

FRANKLIN MINNE[illegible]A INSURED TAX-FREE INCOME [illegible]ND,

FRANKLIN MISSOURI TAX-FREE INCOME FUND,

FRANKLIN MONEY FUND,

FRANKLIN NATURAL RESOURCES FUND,

FRANKLIN NEW JERSEY TAX-FREE INCOME FUND,

FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND,

FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND,

FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND,

FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND,

FRANKLIN NEW YORK TAX-FREE INCOME FUND,

FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND,

FRANKLIN OHIO INSURED TAX-FREE INCOME FUND,

FRANKLIN OREGON TAX-FREE INCOME FUND,

FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND,

FRANKLIN REAL ESTATE SECURITIES FUND,

FRANKLIN RISING DIVIDENDS FUND,

FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN SMALL CAP GROWTH FUND II,

FRANKLIN SMALL CAP VALUE FUND,

FRANKLIN SMALL-MID CAP GROWTH FUND,

FRANKLIN STRATEGIC INCOME FUND,

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO,

FRANKLIN TAX-EXEMPT MONEY FUND,

FRANKLIN TECHNOLOGY FUND,

FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND,

FRANKLIN TEMPL[illegible]N COREFOLIO ALLOCATION FU[illegible]

FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND,

FRANKLIN TEMPLETON GROWTH TARGET FUND,

FRANKLIN TEMPLETON HARD CURRENCY FUND,

FRANKLIN TEMPLETON MODERATE TARGET FUND,

FRANKLIN TEMPLETON MONEY FUND,

FRANKLIN TENNESSEE MUNICIPAL BOND FUND,

FRANKLIN TEXAS TAX-FREE INCOME FUND,

FRANKLIN TOTAL RETURN FUND,

FRANKLIN U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN U.S. LONG-SHORT FUND,

FRANKLIN UTILITIES FUND,

FRANKLIN VIRGINIA TAX-FREE INCOME FUND,

TEMPLETON CHINA WORLD FUND,

TEMPLETON DEVELOPING MARKETS TRUST,

TEMPLETON FOREIGN FUND,

TEMPLETON FOREIGN SMALLER COMPANIES FUND,

TEMPLETON GLOBAL BOND FUND,

TEMPLETON GLOBAL LONG-SHORT FUND,

TEMPLETON GLOBAL OPPORTUNITIES TRUST,

TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC.,

TEMPLETON GROWTH FUND, INC.,

TEMPLETON INTERNATIONAL (EX EM) FUND,

TEMPLETON LATIN AMERICA FUND,

TEMPLETON PACIFIC GROWTH FUND,

TEMPLETON WORL FUND,

MUTUAL BEACON FUND,

MUTUAL DISCOVERY FUND,

MUTUAL EUROPEAN FUND,

MUTUAL FINANCIAL SERVICES FUND,

MUTUAL QUALIFIED FUND,

MUTUAL RECOVERY FUND,

MUTUAL SHARES FUND (collectively known as the "FRANKLIN FUNDS");

FRANKLIN ASSET ALLOCATION FUND,

FRANKLIN CALIFORNIA TAX FREE INCOME FUND INC.,

FRANKLIN CALIFORNIA TAX FREE TRUST,

FRANKLIN CAPITAL GROWTH FUND,

FRANKLIN CUSTODIAN FUNDS INC.,

FRANKLIN FEDERAL MONEY FUND,

FRANKLIN FEDERAL TAX FREE INCOME FUND,

FRANKLIN FLOATING RATE MASTER TRUST,

FRANKLIN FLOATING RATE TRUST,

FRANKLIN GLOBAL TRUST,

FRANKLIN HIGH INCOME TRUST,

FRANKLIN TEMPLETON INTERNATIONAL TRUST,

FRANKLIN INVESTORS SECURITIES TRUST,

FRANKLIN MANAGED TRUST,

FRANKLIN MONEY FUND,

FRANKLIN MULTI INCOME TRUST,

FRANKLIN MUNICIPAL SECURITIES TRUST,

FRANKLIN MUTUA ERIES FUND INC.,

FRANKLIN NEW YORK TAX FREE INCOME FUND,

FRANKLIN NEW YORK TAX FREE TRUST,

FRANKLIN REAL ESTATE SECURITIES TRUST,

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO,

FRANKLIN STRATEGIC SERIES,

FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND,

FRANKLIN TAX ADVANTAGED INTERNATIONAL BOND FUND,

FRANKLIN TAX ADVANTAGED U.S. GOVERNMENT SECURITIES FUND,

FRANKLIN TAX EXEMPT MONEY FUND,

FRANKLIN TAX FREE TRUST,

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES,

FRANKLIN TEMPLETON GLOBAL TRUST,

FRANKLIN TEMPLETON JAPAN FUND,

FRANKLIN TEMPLETON MONEY FUND TRUST,

FRANKLIN TEMPLETON SERVICES LLC. (collectively known as the "FRANKLIN FUNDS REGISTRANTS");

FRANKLIN RESOURCES, INC.;

FRANKLIN ADVISERS, INC.;

TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.;

FRANKLIN PRIVATE CLIENT GROUP, INC.;

FRANKLIN MUTUAL ADVISERS, LLC;

TEMPLETON GLOBAL ADVISORS, LTD.;

FRANKLIN INVESTMENT ADVISORY SERVICES, INC.,

FIDUCIARY INTERNATIONAL, INC.;

FRANKLIN ADVISC SERVICES, LLC;

TEMPLETON INVESETMENT COUNSEL LLC;

WILLIAM POST;

SECURITY BROKERAGE, INC.;

DANIEL G. CALUGAR;

DCIP, L.P.;

FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P.;

and JOHN DOES 1-100,

ATTACHMENT NO. 2

CIVIL COVER SHEET

I.(c)

Robert S. Green
Robert A. Jigarjian
GREEN & JIGARJIAN LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF CURTIS V. TRINKO, LLP
Curtis V. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036
(212) 490-9550

Attorneys for Plaintiffs

VI. CAUSE OF ACTION

1) Violations of Section 11 Of The Securities Act;

2) Violations of Section 15 of the Securities Act;

3) Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants;

4) Violations of Section 20(a) of the Exchange Act;

5) Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. §80b 6 and 15 U.S.C. §80b 15; and

6) Aiding and Abetting Breach of Fiduciary Duties Against the Calugar Defendants

Robert S. Green (Calif. Bar No.136183)
Robert A. Jigarjian (Calif. BarNo.171107)
GREEN & JIGARJIAN LLP
235 Pine Street, 15th Floor
San Francisco, California 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 272-4430

[Additional Attorneys on Signature Page.]

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PETER D'ALLIESSI and LOIS D'ALLIESSI, Trustees of the PETER D'ALLIESSI AND LOIS D'ALLIESSI LIVING TRUST, DTD 12/27/98, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. FRANKLIN AGE HIGH INCOME FUND, FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN AGGRESSIVE GROWTH FUND FRANKLIN ALABAMA TAX-FREE INCOME FUND, FRANKLIN ARIZONA TAX-FREE INCOME FUND, **[Caption Continues On Next Page.]**	C 04 0865 Civil Action No. **CLASS ACTION COMPLAINT** **SC** **JURY TRIAL DEMANDED**

FRANKLIN BALANCE SHEET INVESTMENT FUND, FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN BLUE CHIP FUND, FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND, FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND, FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DOUBLE TAX-FREE INCOME FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN FLORIDA TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND,

[Caption Continues On Next Page.]

<u>JURY TRIAL DEMANDED</u>

FRANKLIN GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN MISSOURI TAX-FREE INCOME FUND, FRANKLIN MONEY FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND, FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND, FRANKLIN NEW YORK TAX-FREE INCOME FUND, FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND, FRANKLIN OHIO INSURED TAX-FREE INCOME FUND, FRANKLIN OREGON

[Caption Continues On Next Page.]

TAX-FREE INCOME FUND, FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND, FRANKLIN REAL ESTATE SECURITIES FUND, FRANKLIN RISING DIVIDENDS FUND, FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN SMALL CAP GROWTH FUND II, FRANKLIN SMALL CAP VALUE FUND, FRANKLIN SMALL-MID CAP GROWTH FUND, FRANKLIN STRATEGIC INCOME FUND, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN TAX-EXEMPT MONEY FUND, FRANKLIN TECHNOLOGY FUND, FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND, FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND, FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND, FRANKLIN TEMPLETON GROWTH TARGET FUND, FRANKLIN TEMPLETON HARD CURRENCY FUND, FRANKLIN TEMPLETON MODERATE TARGET FUND, FRANKLIN TEMPLETON MONEY FUND, FRANKLIN TENNESSEE MUNICIPAL BOND FUND, FRANKLIN TEXAS TAX-FREE INCOME FUND, FRANKLIN TOTAL RETURN FUND, FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN U.S. LONG-SHORT FUND, FRANKLIN UTILITIES FUND, FRANKLIN VIRGINIA TAX-FREE INCOME FUND, TEMPLETON CHINA WORLD FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON FOREIGN FUND, TEMPLETON FOREIGN SMALLER COMPANIES FUND, TEMPLETON

[Caption Continues On Next Page.]

GLOBAL BOND FUND, TEMPLETON GLOBAL LONG-SHORT FUND, TEMPLETON GLOBAL OPPORTUNITIES TRUST, TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., TEMPLETON GROWTH FUND, INC., TEMPLETON INTERNATIONAL (EX EM) FUND, TEMPLETON LATIN AMERICA FUND, TEMPLETON PACIFIC GROWTH FUND, TEMPLETON WORLD FUND, MUTUAL BEACON FUND, MUTUAL DISCOVERY FUND, MUTUAL EUROPEAN FUND, MUTUAL FINANCIAL SERVICES FUND, MUTUAL QUALIFIED FUND, MUTUAL RECOVERY FUND, MUTUAL SHARES FUND (collectively known as the "FRANKLIN FUNDS"); FRANKLIN ASSET ALLOCATION FUND, FRANKLIN CALIFORNIA TAX FREE INCOME FUND INC., FRANKLIN CALIFORNIA TAX FREE TRUST, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN CUSTODIAN FUNDS INC., FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX FREE INCOME FUND, FRANKLIN FLOATING RATE MASTER TRUST, FRANKLIN FLOATING RATE TRUST, FRANKLIN GLOBAL TRUST, FRANKLIN HIGH INCOME TRUST, FRANKLIN TEMPLETON INTERNATIONAL TRUST, FRANKLIN INVESTORS SECURITIES TRUST, FRANKLIN MANAGED TRUST, FRANKLIN MONEY FUND, FRANKLIN MULTI INCOME TRUST, FRANKLIN MUNICIPAL SECURITIES TRUST, FRANKLIN MUTUAL SERIES FUND INC., FRANKLIN NEW YORK TAX FREE

[Caption Continues On Next Page.]

INCOME FUND, FRANKLIN NEW YORK TAX FREE TRUST, FRANKLIN REAL ESTATE SECURITIES TRUST, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN STRATEGIC SERIES, FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND, FRANKLIN TAX ADVANTAGED INTERNATIONAL BOND FUND, FRANKLIN TAX ADVANTAGED U.S. GOVERNMENT SECURITIES FUND, FRANKLIN TAX EXEMPT MONEY FUND, FRANKLIN TAX FREE TRUST, FRANKLIN TEMPLETON FUND ALLOCATOR SERIES, FRANKLIN TEMPLETON GLOBAL TRUST, FRANKLIN TEMPLETON JAPAN FUND, FRANKLIN TEMPLETON MONEY FUND TRUST, FRANKLIN TEMPLETON SERVICES LLC. (collectively known as the "FRANKLIN FUNDS REGISTRANTS"); FRANKLIN RESOURCES, INC.; FRANKLIN ADVISERS, INC.; TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT GROUP, INC.; FRANKLIN MUTUAL ADVISERS, LLC; TEMPLETON GLOBAL ADVISORS, LTD.; FRANKLIN INVESTMENT ADVISORY SERVICES, INC., FIDUCIARY INTERNATIONAL, INC.; FRANKLIN ADVISORY SERVICES, LLC; TEMPLETON INVESETMENT COUNSEL LLC; WILLIAM POST; SECURITY BROKERAGE, INC.; DANIEL G. CALUGAR; DCIP, L.P.; FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P.; and JOHN DOES 1-100,

Defendants

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of regulatory filings and reports and advisories; press releases and media reports about the subject matter of this complaint, and the following complaints: *Securities Exchange Commission v. Daniel Calugar and Security Brokerage, Inc.*, No. CV-S-03-1600-RCJ-RJJ (D. Nev. filed Dec. 22, 2003), and *In re: Franklin Resources, Inc.*, No. E-2004-007 (Mass. Sec. Div. Enforcement Sec. filed on Feb. 4, 2004). Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Franklin family of funds (*i.e.,* the Franklin Funds as defined in the caption, above) between February 6, 1999 and February 4, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers, were improperly allowed to "time" their trades in Franklin Funds. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares. On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts William Galvin filed an administrative complaint ("Galvin Complaint") against the Fund Defendants for facilitating and permitting market timing in Franklin Funds, in direct contravention of the Funds' prospectuses, in exchange for millions of dollars in "sticky assets" investments in Franklin hedge funds. The

complaint stated that "[t]his case illustrates yet another mutual fund company putting profits over its fiduciary duty to act in the best interests of its long-term shareholder clients." (emphasis added)

3. The Galvin Complaint also charged Daniel G. Calugar ("Calugar") and his brokerage company, Security Brokerage, Inc. ("SBI") with market timing in Franklin Funds. The Complaint alleges that Calugar invested at least $10 million in sticky assets in a Franklin hedge fund in exchange for the right to time at least $45 million in Franklin Funds. During the Class Period, SBI and Calugar also aided, abetted, and otherwise participated in the breach of the Advisors' and the Franklin Funds' fiduciary duties to Funds' investors to prevent market timing.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Franklin Resources, Inc., Franklin Advisers, Inc., Templeton/Franklin Investment Services, Inc., Franklin Investment Advisory Services and Franklin Private Client Group, Inc. maintain their principal place of business in this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiffs Peter D'Alliessi and Lois D'Alliessi, as Trustees of the Peter D'Alliessi and Lois D'Alliessi Living Trust, Dated 12/27/1998, as set forth in their certification, which is attached hereto and incorporated by reference herein, purchased units of the Franklin New York Tax Free Income Fund during the Class Period and has been damaged thereby.

8. Each of the defendant Franklin Funds, including the Franklin New York Tax Free Income Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Franklin Advisors, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

9. Defendant Franklin Resources, Inc. ("Franklin Resources") is a California-based corporation and maintains its corporation headquarters at One Franklin Parkway, Building 920, San Mateo, California 94403. Franklin Resources, through its subsidiaries, provides retail and institutional asset management services throughout the world under the trade name Franklin Templeton Investments. Franklin Resources is the ultimate parent of all of the defendants bearing the Franklin and/or Templeton names. Franklin Resources securities trade on the New York Stock Exchange under the symbol "BEN."

10. Defendant Franklin Advisers, Inc. ("Franklin Advisers") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Advisers, along with the other Advisors, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403.

11. Defendant Templeton/Franklin Investment Services, Inc. ("Templeton/Franklin Investment"), doing business as "Templeton Private Client Group", is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Templeton/Franklin Investment, along with the other Advisors, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Templeton/Franklin Investment is located at One Franklin Parkway, San Mateo, California 94403.

12. Defendant Franklin Private Client Group, Inc. ("Franklin Private Client") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this

period, Franklin Private Client, along with the other Advisors, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Private Client is located at One Franklin Parkway, San Mateo, California 94403.

13. Defendant Franklin Mutual Advisers, LLC ("Franklin Mutual Advisers") is registered as an investment adviser under the Investment Advisers Act and, along with other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Mutual Advisers, along with the other Advisors, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin Mutual Advisers is located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

14. Defendant Templeton Global Advisors Ltd. ("Templeton Global Advisors") is registered as an investment adviser under the Investment Advisers Act and, along with Franklin Advisers, Franklin Private Client and Templeton/Franklin Investment, managed and advised the Franklin Funds during the Class Period. During this period, Templeton Global Advisors, along with Franklin Private Client, Franklin Advisers and Templeton/Franklin Investment, had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Templeton Global Advisors is located at Lyford Cay, Nassau, Bahamas.

15. Defendant Franklin Investment Advisory Services, Inc. ("Franklin Investment Advisory Services") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Investment Advisory Services, along with the other Advisors, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Investment Advisory Services is located at 777 Mariners Island Blvd., San Mateo, CA 94404.

16. Defendant Fiduciary International, Inc. ("Fiduciary International") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Fiduciary International, along with the other Advisors, was responsible for overseeing the day-to-day

management of the Franklin Funds. Fiduciary International is located at 600 Fifth Ave., New York, NY 10020.

17. Defendant Templeton Investment Counsel, LLC ("Templeton Investment Counsel") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Templeton Investment Counsel, along with the other Advisors, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton Investment Counsel is located at 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394.

18. Defendant Franklin Advisory Services ("Franklin Advisory Services") is registered as an investment adviser under the Investment Advisers Act and, along with the other Advisors (defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Advisory Services LLC, along with the other Advisors (defined herein), was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Advisory Services LLC is located at One Parker Plaza, 16th Floor, Fort Lee, NJ 07024.

19. Franklin Advisers, Templeton/Franklin Investment, Franklin Private Client, Franklin Mutual Advisers, Templeton Global Advisors, Franklin Investment Advisory Services, Fiduciary International, Franklin Advisory Services, and Templeton Investment Counsel are collectively known as herein as the "Advisors."

20. Defendant William Post ("Post") served as a portfolio manager of various Franklin Funds from as early as June 2000 to as late as December 2003, and was the President and Chief Executive Officer of the northern California Region of Templeton/Franklin. During the Class Period Post was an active participant in the unlawful scheme alleged herein.

21. Defendants Franklin Funds Registrants are the registrants and issuers of the shares of one or more of the Franklin Funds.

22. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Hedge Fund") is a Delaware limited partnership and hedge fund of which Calugar was a limited partner. As part and parcel of defendants' unlawful scheme alleged herein, the Calugar Defendants invested $10

million in "sticky assets", defined herein, in the Franklin Hedge Fund in exchange for market timing capacity in the Franklin Funds.

23. Franklin Resources, the Advisors, Franklin Funds Registrants, Franklin Hedge Fund, Franklin Funds, and William Post are referred to collectively herein as the "Fund Defendants."

24. Defendant SBI was at all relevant times a broker dealer firm registered with the Securities Exchange Commission ("SEC") and located in Las Vegas, Nevada. On September 19, 2003, SBI filed Form BDW with the SEC seeking to withdraw its broker-dealer registration.

25. Defendant Daniel G. Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los Angeles, California and, at all relevant times, was the President and 95% owner of SBI.

26. Defendant DCIP, L.P. ("DCIP") is a limited partnership formed under the laws of the State of Nevada for the purpose of market timing and other improper trading of mutual funds. Calugar is a general partner of DCIP.

27. Defendants Calugar, SBI, and DCIP are collectively known as herein as the "Calugar Defendants."

28. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Franklin Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

29. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the Franklin New York Tax Free Income Fund, or like interests in any of the other Franklin Funds, between February 6, 1999 and February 4, 2004, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other

ownership units in Franklin Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Franklin Funds, including the Franklin New York Tax Free Income Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Franklin Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

31. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

32. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Franklin Funds; and

(c) whether the Calugar Defendants aided and abetted the Advisors and the Franklin Funds in their violation of their fiduciary duties;

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

35. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as February 6, 1999 and February 4, 2004, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary Franklin Funds' investors, including plaintiffs and other members of the Class, through secret and illegal after-hours trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and the other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Franklin Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Franklin Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in timing, which hurt plaintiffs and other Class members, by artificially and materially affecting the value of the Franklin Funds, the Calugar Defendants and the John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing the assets under Franklin Funds' management and the fees paid to Franklin Funds' managers. The assets parked in the Franklin Funds in exchange for the right to engage in timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the Calugar Defendants and John Doe Defendants hinged on ordinary investors' misplaced trust in the

integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

36. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at **2 a.m.** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at **4 p.m.** in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

37. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Franklin Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

38. Effective timing captures an arbitrage profit which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Calugar Defendants and the John Doe Defendants also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

39. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

40. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Calugar Defendants and John Doe Defendants to time their trades, but, in the case of the Calugar Defendants, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

41. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of

> millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

42. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

43. On December 23, 2003, the SEC announced that it had filed civil fraud charges against SBI and Calugar for their participation in a scheme to defraud mutual fund shareholders through improper late trading and market timing and alleged that, from at least 2001 to 2003, Calugar, trading through SBI, reaped profits of approximately $175 million from improper late trading (the practice of placing orders to buy or sell mutual fund shares after close of market at 4:00 p.m. EST, but at the mutual fund's Net Asset Value ("NAV"), or price, determined at the market

close) and market timing, principally through mutual funds in the Alliance Capital Management, LP and Massachusetts Financial Services family of mutual funds.

44. Based on the SEC's application, United States District Judge Robert Clive Jones of the District of Nevada issued a temporary restraining order freezing the assets of the defendants, prohibiting the destruction of documents, and granting expedited discovery. The SEC applied for the emergency relief after learning that, on December 18, 2003, Calugar had transferred $50 million of proceeds from his scheme out of MFS. This transfer occurred on the same day that the SEC instituted an enforcement action against Alliance in connection with market timing activity. The SEC's action against Alliance identified Calugar as the largest market timer at Alliance.

45. On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts, Securities Division, William Galvin, filed an administrative complaint against the Fund Defendants charging them with violating the anti-fraud provision of the Massachusetts Uniform Securities Act by agreeing to give the Calugar Defendants $45 million in market timing capacity in Franklin Funds, in direct contravention of the Funds' prospectuses, in exchange for millions of dollars in sticky assets in Franklin hedge funds. Specifically, the Galvin Complaint alleges as follows:

> On April 6, 2001, Calugar opened a $30 million dollar profit sharing account under the name of his broker-dealer, Security Brokerage, Inc. Many Franklin employees, including Tom Johnson, . . . and Post were aware of the account and were also aware that Calugar was a known market timer.
>
> ***T. Johnson states in an e-mail dated April 20, 2001: "the client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time. . ."***
>
> ** *
>
> As T. Johnson points out in an e-mail dated August 9, 2001: ***"I learned from Maria Delucchi-Kahale of Bill Post's area that the client we are going to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below***

> ***plan (SBI Profit Sharing Plan) and previously timed us through his own b/d."*** [Emphasis added.]

The market timing arrangement between the Fund Defendants permitted the Calugar Defendants to make four exchanges in Franklin Funds per month; exempted them from the 2% redemption fee for market timing trades; and provided them access to technology that prevented the Franklin market timing desk from detecting their market timing. In particular, the Galvin Complaint alleges as follows:

> On August 14, 2001, Calugar thanks Post for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition Calugar summarizes the discussions between himself and Post. He writes:
>
>> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:
>>
>> ***DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.***
>> ***During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).***
>>
>> ***These positions will be invested in a market timing approach we discussed and as described below.*** All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>>
>> ***The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right,*** and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.
>>
>> ***My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.*** [Emphasis added.]

46. The Calugar defendants continued to invest significant amounts in Franklin hedge funds and money market funds in exchange for the right to market time Franklin Funds. For example, on September 9, 2001, SBI opened an additional account with the Fund Defendants for the sole purpose of timing the Franklin Small Mid-Cap Growth Fund. The Calugar Defendants' market timing proposals were well received by the Fund Defendants, as evidenced by the following e-mail from a Franklin employee at Franklin/Templeton Distributors, Inc. dated November 5, 2001:

> ***The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there's no prepaid commission when it actually exchanges to the Small Mid.*** [Emphasis added.]

The Galvin Complaint also described Post's involvement in securing additional market timing capacity for the Calugar Defendants in other mutual fund families:

> In April of 2002, Post begins to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requests new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment adviser to the American Funds.
>
> ***
>
> On April 23, 2002, Post sends a letter to Paster, and employee of Capital Guardian Trust Company, an investment adviser affiliate of CRM. Post outlines the investment strategy of Calugar and SBI and asks whether the "proposed trading activities" were "acceptable to the American Funds."

The Prospectuses, Including the Franklin New York Tax Free Income Fund Prospectus, <u>Were Materially False and Misleading</u>

47. Plaintiffs and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Franklin Funds' policies on timed trading, and acquired shares pursuant to one or more of the Prospectuses.

48. The Prospectuses falsely stated that the Advisors actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the

Prospectuses, the September 2001 Prospectus for the Franklin Small Mid-Cap Growth Fund stated as follows:

> MARKET TIMERS ***The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Mid-Cap Growth Fund do not allow investment by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds.*** Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified ***Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.*** This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and fund under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers. [Emphasis added.]

49. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiffs and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Calugar Defendants and the John Doe Defendants to time their trading of the Franklin Funds shares;

(b) that, pursuant to that agreement, the Calugar Defendants and other favored investors regularly timed Franklin Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Calugar Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated Franklin Funds policies;

(d) that the Fund Defendants regularly allowed the Calugar Defendants and other favored investors to engage in trades that were disruptive to the efficient management of the

Franklin Funds and/or increased the Franklin Funds' costs and thereby reduced the Franklin Funds' actual performance; and

(e) that the amount of compensation paid by the Franklin Funds to the Advisors, because of the Franklin Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to the Advisors by the Franklin Funds and their respective shareholders, including plaintiffs and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

50. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the Franklin Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Franklin Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and the other Class members.

Additional Scienter Allegations

51. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Franklin Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding Franklin Funds, their control over, and/or receipt and/or modification of Franklin Funds' allegedly materially misleading misstatements and/or their associations with the Franklin Funds which made them privy to confidential proprietary information concerning the Franklin Funds, participated in the fraudulent scheme alleged herein.

52. Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful

practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Calugar Defendants and John Doe Defendants.

53. The Calugar Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM
Against The Franklin Funds Registrants For Violations of Section 11 Of The Securities Act

54. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiffs and other members of the Class against the Franklin Funds Registrants.

56. The Franklin Funds Registrants are the registrants for the fund shares sold to plaintiffs and the other members of the Class and are statutorily liable under Section 11. The Franklin Funds Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiffs were provided with the Prospectus of the Franklin New York Tax Free Income Fund Prospectus and, similarly, prior to purchasing units of each of the other Franklin Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the Franklin Funds pursuant or traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Franklin Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, the Calugar Defendants and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing the Calugar Defendants and John Doe Defendants to time its trading of the Franklin Funds shares;

(b) that, pursuant to that agreement, the Calugar Defendants regularly timed Franklin Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Calugar Defendants;

(d) that the Fund Defendants regularly allowed the Calugar Defendants to engage in trades that were disruptive to the efficient management of the Franklin Funds and/or increased the Franklin Funds' costs and thereby reduced the Franklin Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, the Calugar Defendants and John Doe Defendants benefited financially at the expense of the Franklin Funds investors including plaintiffs and the other members of the Class.

59. At the time they purchased the Franklin Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM
Against Franklin Resources and the Advisors as Control Persons of The Franklin Funds Registrants
For Violations of Section 15 of the Securities Act

60. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Franklin Resources, the Advisors, each as a control person of the Franklin Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Franklin Funds' public filings, press releases and other publications are the collective actions of Franklin Resources and the Advisors.

62. The Franklin Funds Registrants are liable under Section 11 of the Securities Act as set forth herein.

63. Each of Franklin Resources and the Advisors were "control persons" of the Franklin Funds Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiffs and other members of the Class purchased shares of Franklin Funds -- by virtue of their positions of control and authority over the Franklin Funds Registrants – Franklin Resources and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Franklin Funds Registrants to engage in the wrongful conduct complained of herein. Franklin Resources and the Advisors issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Franklin Resources and the Advisors are liable to plaintiffs and the other members of the Class for the Franklin Funds Registrants' primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, plaintiffs and the other members of the Class are entitled to damages against Franklin Resources and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT
APPLICABILITY OF PRESUMPTION OF RELIANCE:
FRAUD ON THE MARKET DOCTRINE

66. At all relevant times, the market for Franklin Funds was an efficient market for the following reasons, among others:

(a) The Franklin Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Franklin Funds were regularly filed with the SEC;

(c) Persons associated with the Franklin Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Franklin Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain clients of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

67. As a result of the foregoing, the market for the Franklin Funds promptly digested current information regarding Franklin Funds from all publicly available sources and reflected such information in the respective Franklin Funds NAV. Investors who purchased or otherwise acquired shares or interests in the Franklin Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Franklin Funds during the Class Period suffered similar injury through their purchase or acquisition of Franklin Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

68. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

69. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and the other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase Franklin Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

70. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Franklin Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Franklin Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

71. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Franklin Funds' operations, as specified herein.

72. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed

trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

73. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

74. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Franklin Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the Franklin Funds during the Class Period at distorted prices and were damaged thereby.

75. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and the other members of the Class and the marketplace known of the truth concerning the Franklin Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

76. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

77. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Franklin Funds shares during the Class Period.

FOURTH CLAIM

Against Franklin Resources (as a Control Person of the Advisors); the Advisors (as a Control Person of Franklin Funds Registrants); and Franklin Funds Registrants (as a Control Person of the Franklin Funds and Franklin Hedge Fund) For Violations of Section 20(a) of the Exchange Act

78. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

79. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Franklin Resources as a control person of the Advisors; the Advisors as a control person of Franklin Funds Registrants, and Franklin Funds Registrants as a control person of the Franklin Funds and Franklin Hedge Fund.

80. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Franklin Funds' public filings, press releases and other publications are the collective actions of Franklin Resources, the Advisors, Franklin Funds Registrants.

81. Each of Franklin Resources, the Advisors, and Franklin Funds Registrants acted as controlling persons of the Franklin Funds and Franklin Hedge Fund within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Franklin Funds' and Franklin Hedge Fund's respective businesses and systematic involvement in the fraudulent scheme alleged herein, Franklin Resources, the Advisors, and Franklin Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Franklin Funds and Franklin Hedge Fund, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Franklin Resources, the Advisors, and Franklin Funds Registrants

had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

82. In particular, each of Franklin Resources, the Advisors, and Franklin Funds Registrants had direct and supervisory involvement in the operations of the Franklin Funds and Franklin Hedge Fund, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

83. As set forth above, Franklin Resources, the Advisors, and Franklin Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Franklin Resources, the Advisors, and Franklin Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of Franklin Funds securities during the Class Period and Franklin Hedge Fund's active participation in the unlawful scheme alleged herein.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. §80b 6 and 15 U.S.C. §80b 15]

84. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

85. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b 15.

86. The Advisors served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

87. As a fiduciary pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary

standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b 6, governing the conduct of investment advisers.

88. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, the Advisors allowed the Calugar Defendants and John Doe Defendants to secretly engage in timing of the Franklin Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiffs and other members of the Class.

89. The Advisors breached their fiduciary duty owed to plaintiffs and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

90. The Advisors are liable as a direct participant in the wrongs complained of herein. The Advisors, because of its position of authority and control over the Franklin Funds Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Franklin Funds.

91. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Franklin Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' other members of the Class' expense by allowing the Calugar Defendants and the John Doe Defendants to secretly time the Franklin Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

92. As a result of the Advisors' multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

93. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

SIXTH CLAIM

Aiding and Abetting Breach of Fiduciary Duties Against the Calugar Defendants

94. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

95. At all times herein, the directors, officers and employees of the Franklin Funds, which were entrusted with the management of the assets of plaintiffs and other members of the Class, had fiduciary duties to plaintiffs and the other members of the Class.

96. The Calugar Defendants knew or should have known that the Advisors' and the Franklin Funds' directors, officers and employees had these fiduciary duties.

97. By failing to prevent the late trading and timed trading of their funds, in contravention of their express policies, the Advisors' and the Franklin Funds' directors, officers and employees breached their fiduciary duties to plaintiffs and other members of the Class.

98. The Calugar Defendants possessed actual or constructive knowledge that the Advisors and the Franklin Funds were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

99. The Calugar Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and other members of the Class. By participating in the Advisors' and the Franklin Funds' breach of fiduciary duties, defendants are liable therefor.

100. Accordingly, the Calugar Defendants' knowing participation in the Advisors' and the Franklin Funds' breach of fiduciary duties resulted, with respect to plaintiffs and the other members of the class, in millions of dollars of damages, at least.

101. Because the Calugar Defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Calugar Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding punitive damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, in an amount to be determined at trial;

(d) Awarding plaintiffs and other members of the Class rescission of their contracts with the Advisors, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Advisors pursuant to such agreements;

(e) causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(f) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(g) Such other and further relief as the Court may deem just and proper.

////

////

////

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: March 3, 2004

Respectfully submitted,

GREEN & JIGARJIAN LLP

By: /s/ Robert A. Jigarjian
Robert A. Jigarjian

Robert S. Green
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF CURTIS V. TRINKO, LLP
Curtis V. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036
(212) 490-9550

Attorneys for Plaintiffs

CERTIFICATION OF NAMED PLAINTIFFS
<u>PURSUANT TO FEDERAL SECURITIES LAWS</u>

WE, PETER D'ALLIESSI and LOIS D'ALLIESSI, as the Trustees of the Peter D'Alliessi and Lois D'Alliessi Living Trust, Dated December 27, 1998, hereby certify as follows:

1. We have reviewed the complaint filed in the action entitled Stephen Alexander vs. Franklin Age High Income Fund, et al., pending in the United States District Court for the Northern District of California, concerning the Franklin family of mutual funds, brought under the federal securities laws, and have authorized the filing of such an action on our behalf and/or our inclusion in an amended complaint in this action.

2. Plaintiffs did not purchase, or otherwise acquire, the securities of the Franklin family of mutual funds, that are the subject of this action, at the direction of plaintiff's counsel, or in order to participate in any private action arising under the federal securities laws.

3. We are willing to serve as representative parties on behalf of the class, and will provide testimony at a deposition and/or at trial, if necessary.

4. Plaintiffs' transactions in the securities that are the subject of this litigation during the class period set forth in the complaint are, as follows:

a). Plaintiffs purchased 8, 312.552 shares of the Franklin New York Tax Free Income Fund - Class A on June 26, 2002 at $ 12.03 per share; and

b). Plaintiffs still hold the aforesaid stock.

5. During the three years prior to the date hereof, plaintiffs have not filed an action in which they have sought to serve, or have served, as representative parties for a class in any action filed under the federal securities laws, except:

a). In re Citigroup, Inc. Securities Litigation, Civil Action No. 02 Civ. 5779 (LTS), pending in the U.S. District Court Southern District of New York.

6. Plaintiffs will not accept any payment for serving as representative parties on behalf of the class beyond their pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

We declare under penalties of perjury that the foregoing is true and correct to the best of our knowledge and belief. Executed this 24th day of February, 2004 at Briarcliff Manor, New York.

PETER D'ALLIESI

LOIS D'ALLIESI

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

ORIGINAL FILED 04 MAR -3 PM 1:30 CLERK, U.S. DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA RICHARD W. WIEKING

E-filing

PETER D'ALLIESSI Plaintiff(s)	)	C 04-00865 SC
-v-	)	
FRANKLIN AGE HIGH INCOME Defendant(s)	)	ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Samuel Conti. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
03/03/2004	Complaint filed	
07/09/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
07/09/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
07/23/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
07/30/2004	Case Management Conference in Ctrm 1, 17th Floor, SF at 10:00 AM	Civil L.R. 16-10

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CASE NO. ______________________________

ORDER SETTING CASE MANAGEMENT CONFERENCE

This action having been assigned to Judge Samuel Conti,

IT IS ORDERED that a conference will be held before Judge Conti on ______________________ at 10:00 A.M. in the United States Courthouse, 450 Golden Gate Avenue, San Francisco, California.

The parties shall appear in person or through counsel and shall be prepared to discuss the future course of the litigation including, but not limited to, matters set forth in Civil Local Rule 16-10. Parties are to file a written case management statement at least 10 days before said hearing date.

The parties are required to comply with the provisions of Federal Rule of Civil Procedure 26, Civil Local Rules 16-3 to 16-10 (patent cases should comply with Patent Local Rule), including, but not limited to, the following requirements:

1. The parties must meet and confer no less than 21 days prior to the initial case management conference.

2. The parties must devise a discovery plan and submit it, jointly, no less than 7 days prior to the case management conference. The parties shall submit a proposed order embodying the terms of the discovery plan at the status conference.

3. At the "meet and confer" conference referenced in paragraph 1, above, the parties shall discuss whether and to what extent they shall make the kinds of "disclosures" contemplated in Federal Rules of Civil Procedure. The parties shall report to the

Court the results of this discussion in their case management conference statement.

Following the conference, appropriate orders will be entered regulating and controlling future proceedings in the case.

PLAINTIFF IS DIRECTED TO SERVE COPIES OF THIS ORDER AT ONCE UPON ALL PARTIES TO THIS ACTION AND UPON THOSE SUBSEQUENTLY JOINED IN ACCORDANCE WITH THE PROVISIONS OF RULES 4 AND 5, FEDERAL RULES OF CIVIL PROCEDURE, and to file with the Clerk of the Court a certificate reflecting such service.

FOR THE COURT:

Richard W. Wieking, Clerk

By: ______________________________

Deputy Clerk

IMPORTANT:

SEE ATTACHED ORDER RE TIMELY FILING OF PLEADINGS, BRIEFS, AND MOTIONS CALENDAR AND ELECTRONIC CASE FILING:

Judge Conti's Law and Motion Calendar is held at 10:00 A.M., Fridays.

NOTICE TO ALL ATTORNEYS:

ORDER RE TIMELY FILING OF PLEADINGS, BRIEFS, MOTIONS, ETC.

It has been noted by the court that many attorneys are not filing their pleadings and briefs within the time specified in the Local Rules, nor in the manner or form required. Specifically, many attorneys have filed briefs and memoranda in excess of twenty-five (25) pages, without leave of court. Said practice violates Civil Local Rule 7-4(b).

By addressing this order to you, the court does not infer that you or any member of your firm adheres to this practice, but rather seeks to put all attorneys on notice.

Any pleading or brief hereafter sought to be filed with the court after the required time, or in an improper manner or form, shall not be received or considered by the court. Any attorney in violation of these requirements will be subject to other sanctions pursuant to Civil Local Rule 1-4.

RE ELECTRONIC CASE FILING: In all cases that have been assigned to the Electronic Case Filing System, the parties are required to provide one paper copy of each document that is filed electronically for use in chambers. The paper copy of each document shall be delivered no later than noon on the day after the document is filed electronically. Delivery shall be made directly to Judge Conti's chambers.

RE MOTIONS: All pleadings relating to all motions should be complete as to briefing and argument, as the court will decide the issues therein without oral argument, unless otherwise ordered by the Judge. When this occurs, the court will notify the parties that they need to appear. (Civil Local Rule 7-6)

United States District Court
For the Northern District of California

WELCOME TO THE U.S. DISTRICT COURT, SAN FRANCISCO
OFFICE HOURS: 9:00 A.M. TO 4:00 P.M.
(415) 522-2000

OUR WEBSITE: www.cand.uscourts.gov

IN ADDITION TO THE LOCAL RULES, THE FOLLOWING GUIDELINES HAVE BEEN PROVIDED TO ENSURE THAT THE FILING PROCESS IS ACCOMPLISHED WITH EASE AND ACCURACY. FOR ADDITIONAL INFORMATION OR ASSISTANCE, PLEASE CALL THE ABOVE NUMBER DURING OFFICE HOURS.

1. Documents are to be filed in the Clerk's Office at the location of the chambers of the judge to whom the action has been assigned. We do not accept filings for cases assigned to judges or magistrate judges in the Oakland or San Jose division, per Civil L.R. 3-2(b).

2. This office will retain the original plus one copy of most documents submitted. We will conform as many copies as you bring for your use. Related cases require an extra copy for **each** related action designated.

3. The copy retained goes directly to the assigned Judge. Courtesy copies, or instructions for couriers to deliver a copy directly to chambers are inappropriate, unless you have been instructed to do so by court order.

4. In order to facilitate the file stamping process, each original document should be submitted on top of its copies. In other words, group like documents together--as opposed to a set of originals and separate sets of copies.

5. The case number must indicate whether it is a civil or criminal matter by the inclusion of **C** or **CR** at the beginning of the number. Miscellaneous and foreign judgment matters should also be indicated with initials **MISC** or **FJ** at the end of the case number.

6. The case number must include the initials of the judge and/or magistrate judge followed by the letters designating the case Arbitration **(ARB)**, Early Neutral Evaluation **(ENE)** or Mediation **(MED)**--if assigned to one of those programs.

7. The document caption should include the appropriate judge or magistrate judge involved in a particular matter or before whom an appearance is being made. This is especially important when submitting Settlement Conference Statements.

8. Documents are to be stapled or acco-fastened at the top. Backings, bindings and covers are not required. Two holes punched at the top of the original document will facilitate processing.

9. Appropriately sized, stamped, self-addressed return envelopes are to be included with proposed orders or when filing documents by mail.

10. Proofs of service should be attached to the back of documents. If submitted separately, you must attach a pleading page to the front of the document showing case number and case caption.

11. There are no filing fees once a case has been opened.

12. New cases must be accompanied by a completed and signed Civil Cover Sheet, the filing fee or fee waiver request form and an original plus **two** copies of the complaint and any other documents. For Intellectual Property cases, please provide an original plus **three** copies of the <u>complaint</u>. Please present new cases for filing before 3:30 p.m., as they take a considerable amount of time to process.

13. Copies of forms may be obtained at no charge. They may be picked up in person from the Clerk's Office forms cabinet or with a written request accompanied by an appropriate sized, stamped, self-addressed envelope for return. In addition, copies of the Local Rules may be obtained, free of charge, in the Clerk's Office or by sending a written request, along with a self-addressed, 10" x 14" return envelope, stamped with **$ 3.95** postage to: Clerk, U.S. District Court, 450 Golden Gate Avenue, 16th Floor, San Francisco, CA 94102.

14. Two computer terminals which allow public access to case dockets and one terminal with information regarding files at the Federal Records Center (FRC) are located in the reception area of the Clerk's Office. Written instructions are posted by the terminals. Outside of the Clerk's Office, electronic access to dockets is available through PACER. To obtain information or to register call 1-800-676-6851.

15. A file viewing room is located adjacent to the reception area. Files may be viewed in this area after signing the log sheet and presenting identification. Files are to be returned by **<u>1:00 pm</u>** Under no circumstances are files to be removed from the viewing room.

16. The Clerk's Office can only accept payment by **<u>exact change or check</u>** made payable to Clerk, U.S. District Court. No change can be made for fees or the public copy machine.

17. Two pay copy machines are located in the file viewing room for public use, at fifteen cents ($.15) per page. Copy cards may be purchases at the snack bar on the first floor. Orders for copywork may be placed through Eddie's Document

Retrieval by phoning 415-317-5556. Arrangements may be made to bring in a personal copier by calling the Clerk's Office in advance.

18. We have a drop box for filing when the Clerk's Office is closed. Please see attached for availability and instructions.

Frequently Asked Questions (FAQ)

Question:
How do I file after hours using the DROP BOX?

Answer:

San Francisco	16th Floor	building closed between 6PM and 6AM	more info 415-522-2000
San Jose	2nd Floor	building closed between 5PM and 7:30AM	more info 408-535-5364
Oakland	1st Floor	building closed between 5:00 PM and 7:00 AM	more info 510-637-3530

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
DROP BOX FILING PROCEDURES

1. The drop box, located outside the Clerk's Office (see above chart), is available for the filing of documents before 9:00 a.m. and after 4:00 p.m. weekdays. Please note that access to the federal building is limited to 'normal business hours' (as noted in the chart above).

2. The drop box may not be used for the filing of any briefs in support of, or in opposition to, any matter scheduled for a hearing within 7 calendar days. All such documents must be filed in the Clerk's Office during regular office hours by the date due.

3. Using the electronic file stamping machine located next to the drop box, stamp each original document "Received" on the **back side of the last page**. Clerk's Office employees empty the box once each court day when the Clerk's Office opens to the public. The "Filed" date, which will be placed on original documents by Intake personnel, will be the same as the "Received" date, unless the "Received" date is a weekend or Court holiday. In those instances, the "Filed" date will be the first court day following the weekend or holiday. Documents placed in the drop box without a "Received" stamp will be filed as of the day the box is next emptied.

4. After stamping each original and enclosing one copy for the court,* the documents must be placed in an orange court mailing pouch or red Expando folder provided for your convenience. *To facilitate processing of your documents, each original document should be submitted on top of its copies.* Prior to placing the pouch or folder in the drop box,

please insert in the pouch or folder window a fully completed **Drop Box Filing Information Card.** You may use more than one pouch or folder per filing, *but a separate Information Card must be enclosed for each one.*
(*Please note that the Clerk's Office will retain two copies of all new complaints relating to patents, trademarks and copyrights.)

5. If you wish us to mail you one or more conformed copies that you have provided, you must enclose an appropriately sized, self-addressed, stamped envelope with adequate return postage. Alternatively, if you would like to pick up conformed copies, please mark your return envelope "**FOR MESSENGER PICK UP BY: (NAME, FIRM)** ." Your copies will be available for pick-up **after 2:00 p.m.** on the day the drop box is emptied.

6. A filing fee, if required, may be paid by check or money order, payable to "Clerk, U.S. District Court" in an exact amount. *Please do not enclose cash.*

7. Documents deposited in the drop box must be in compliance with all local and federal rules, as appropriate. Documents filed "Under Seal" must be submitted in compliance with Civil L.R. 79-5.

While the information presented above is accurate as of the date of publication, it should not be cited or relied upon as legal authority. It is highly recommended that legal advice be obtained from an attorney or legal association. For filing requirements, please refer to the **Federal Rules of Civil Procedure**, **Federal Rules of Evidence**, **US Code**, **Federal Rules of Criminal Procedure**, **Code of Federal Regulations**, and the Local Rules for the Northern District of California .

C 04 0865 SC

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

- ☐ **1) Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.
- ☐ **2) Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.
- ☐ **3) Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.
- ☐ **4) PACER** (Public Access to Court Electronic Records) access is mandatory to access dockets and documents. If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856.**

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE.

All subsequent papers in this case shall be filed electronically.

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, Civil Cover Sheet, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

Version 9/10/2003

U.S. District Court Northern California

Submitting Initiating Documents (continued)
You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on.

Converting Documents to PDF
Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines
When sending an email to the court, the subject line of the email **must** contain the **case number**, **judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples:
The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document	Email Subject Line Text
Complaint Only	03-09999 CRB Complaint
Complaint and Notice of Related Case	03-09999 CRB Complaint, Related Case
Complaint and Motion for Temporary Restraining Order	03-09999 CRB Complaint, TRO

Questions
Almost all questions can be answered in our **FAQ**s at **http://ecf.cand.uscourts.gov**, please check them first.

You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.

The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.

E-filing C 04 0865 SC

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

☐ **1) Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.

☐ **2) Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.

☐ **3) Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.

☐ **4) PACER** (Public Access to Court Electronic Records) access is mandatory to access dockets and documents. If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856**.

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE.

All subsequent papers in this case shall be filed electronically.

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, Civil Cover Sheet, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

Version 9/10/2003

U.S. District Court Northern California

Submitting Initiating Documents (continued)
You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on.

Converting Documents to PDF
Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines
When sending an email to the court, the subject line of the email **must** contain the **case number, judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples:
The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document	Email Subject Line Text
Complaint Only	03-09999 CRB Complaint
Complaint and Notice of Related Case	03-09999 CRB Complaint, Related Case
Complaint and Motion for Temporary Restraining Order	03-09999 CRB Complaint, TRO

Questions
Almost all questions can be answered in our **FAQ**s at **http://ecf.cand.uscourts.gov**, please check them first.

You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.

The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NOTICE OF AVAILABILITY OF MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of Title 28, U.S.C., § 636(c), you are hereby notified that a United States magistrate judge of this district is available to exercise the court's jurisdiction and to conduct any or all proceedings in this case including a jury or nonjury trial, and entry of a final judgment. Exercise of this jurisdiction by a magistrate judge is, however, permitted only if all parties voluntarily consent.

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge.

An appeal from a judgment entered by a magistrate judge may be taken directly to the United States court of appeals for this judicial circuit in the same manner as an appeal from any other judgment of a district court.

Copies of the Form for the "Consent to Exercise of Jurisdiction by a United States Magistrate Judge" are available from the clerk of court.

The plaintiff or removing party shall serve a copy of this notice upon all other parties to this action pursuant to Federal Rules of Civil Procedure 4 and 5.

FOR THE COURT
RICHARD W. WIEKING, CLERK

Mary Ann Buckley

By: Deputy Clerk

magcons.ntc (rev. 10/99)

AO 398 (12/93)

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE OF SUMMONS

TO: (A) ____

as (B) ______________________ of (C) ______________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed.) A copy of the complaint is attached to this notice. It has been filed in the United States District Court for the (D) ______________________ District of ______________________ and has been assigned docket number (E) ______________.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) ________ days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States.)

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth at the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this ________ day of ______________________, ______________.

____

Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A — Name of individual defendant (or name of officer or agent of corporate defendant)
B — Title, or other relationship of individual to corporate defendant
C — Name of corporate defendant, if any
D — District
E — Docket number of action
F — Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

WAIVER OF SERVICE OF SUMMONS

TO: ____
(NAME OF PLAINTIFF'S ATTORNEY OR UNREPRESENTED PLAINTIFF)

I acknowledge receipt of your request that I waive service of a summons in the action of

______________________________ (CAPTION OF ACTION), which is case number ______________ (DOCKET NUMBER)

in the United States District Court for the ______________________ District of

______________________________. I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting)

if an answer or motion under Rule 12 is not served upon you within 60 days after ______________ (DATE REQUEST WAS SENT),

or within 90 days after that date if the request was sent outside the United States.

______________ DATE

______________________________ SIGNATURE

Printed/Typed Name: ______________________________

As ______________ (TITLE) of ______________ (CORPORATE DEFENDANT)

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

INSTRUCTIONS FOR COMPLETION OF ADR FORMS REGARDING SELECTION OF AN ADR PROCESS (ADR L.R. 3-5)

Under ADR L.R. 3-5, by the date set forth in the initial case management scheduling order, counsel shall meet and confer to attempt to agree on an ADR process. By that date, counsel also must file one of the two attached forms, as explained below:

- If the parties have agreed to non-binding arbitration, ENE, mediation, or private ADR, they shall file the form captioned "STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS / ADR CERTIFICATION."

- If the parties either have not yet reached an agreement to an ADR process or they have agreed to an early settlement conference before a magistrate judge, they shall file the form captioned "NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5] / ADR CERTIFICATION."

Please note that parties selecting an early settlement conference with a magistrate judge are required to participate in an ADR phone conference.

Under ADR L.R. 3-5(e), a copy of the applicable form must be received by the ADR Unit by the date set forth in the initial case management scheduling order. This copy may be provided in the form of a courtesy copy designated for the ADR Unit presented along with the filed original or may be submitted by fax directly to the ADR Unit at (415) 522-4112.

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

Plaintiff,

v.

Defendant.
_______________________________________/

No. C

STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS

ADR CERTIFICATION

The parties stipulate to participate in the following ADR process:

Court Processes:

❑ Arbitration ❑ ENE ❑ Mediation

(To provide additional information regarding timing of session, preferred subject matter expertise of neutral, or other issues, please attach a separate sheet.)

Private Process:

❑ Private ADR (*please identify process and provider*)

____

Dated: ____________________ ______________________________________
Attorney for Plaintiff

Dated: ____________________ ______________________________________
Attorney for Defendant

IT IS SO ORDERED:

Dated: ____________________ ______________________________________
UNITED STATES DISTRICT JUDGE

SIGNATURE AND CERTIFICATION BY PARTIES AND LEAD TRIAL COUNSEL

Pursuant to Civ. L.R. 16 and ADR L.R. 3-5(b), each of the undersigned certifies that he or she has read either the handbook entitled "Dispute Resolution Procedures in the Northern District of California," or the specified portions of the ADR Unit's Internet site <www.adr.cand.uscourts.gov>, discussed the available dispute resolution options provided by the court and private entities, and considered whether this case might benefit from any of them.

(Note: This Certification must be signed by each party and its counsel.)

Dated: ______________ ________________________________
[Typed name and signature of plaintiff]

Dated: ______________ ________________________________
[Typed name and signature of counsel for plaintiff]

Dated: ______________ ________________________________
[Typed name and signature of defendant]

Dated: ______________ ________________________________
[Typed name and signature of counsel for defendant]

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

Plaintiff,

v.

Defendant.
_______________________________/

No. C

NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5]

ADR CERTIFICATION

The parties either:

❑ have not yet reached an agreement to an ADR process, or

❑ have tentatively agreed to a settlement conference before a magistrate judge.

Accordingly, ADR L.R. 3-5 requires a telephone conference with the ADR Director or Program Counsel before the case management conference.

Last day to file Joint Case Management Statement: ______________________

Date of Initial Case Management Conference: ______________________

The following counsel will participate in the ADR phone conference:

Name	*Party Representing*	*Phone No.*	*Fax No.*

(For additional participants, please attach a separate sheet with the above information.)

The ADR Unit will notify you by return fax indicating, in the space below, the date and time of your phone conference. Plaintiff's counsel shall initiate the call using the following number: (415) 522-4603. Please consult ADR L.R. 3-5(d).

For court use only:

ADR Phone Conference Date: ______________________ **Time:** ____________ **AM/PM**

For scheduling concerns, call 415-522-2199.

Date: ______________

____
ADR Case Administrator

SIGNATURE AND CERTIFICATION BY PARTIES AND LEAD TRIAL COUNSEL

Pursuant to Civ. L.R. 16 and ADR L.R. 3-5(b), each of the undersigned certifies that he or she has read either the handbook entitled "Dispute Resolution Procedures in the Northern District of California," or the specified portions of the ADR Unit's Internet site <www.adr.cand.uscourts.gov>, discussed the available dispute resolution options provided by the court and private entities, and considered whether this case might benefit from any of them.

(Note: This Certification must be signed by each party and its counsel.)

Dated: ____________ ______________________________
[Typed name and signature of plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of counsel for plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of defendant]

Dated: ____________ ______________________________
[Typed name and signature of counsel for defendant]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Plaintiff(s), v. Defendant(s).	CASE NO. JOINT CASE MANAGEMENT STATEMENT AND PROPOSED ORDER

The parties to the above-entitled action jointly submit this Case Management Statement and Proposed Order and request the Court to adopt it as its Case Management Order in this case.

DESCRIPTION OF THE CASE

1. A brief description of the events underlying the action:

2. The principal factual issues which the parties dispute:

3. The principal legal issues which the parties dispute:

4. The other factual issues *[e.g. service of process, personal jurisdiction, subject matter jurisdiction or venue]* which remain unresolved for the reason stated below and how the parties propose to resolve those issues:

5. The parties which have not been served and the reasons:

6. The additional parties which the below-specified parties intend to join and the intended time frame for such joinder:

7. The following parties consent to assignment of this case to a United States Magistrate Judge for *[court or jury]* trial:

ALTERNATIVE DISPUTE RESOLUTION

8. *[Please indicate the appropriate response(s).]*

☐ The case was automatically assigned to Nonbinding Arbitration at filing and will be ready for the hearing by *(date)*__________________.

☐ The parties have filed a Stipulation and Proposed Order Selecting an ADR process *(specify process)*:________________________.

☐ The parties filed a Notice of Need for ADR Phone Conference and the phone conference was held on or is scheduled for __________________.

☐ The parties have not filed a Stipulation and Proposed Order Selecting an ADR process and the ADR process that the parties jointly request [or a party separately requests] is __________________________.

9. Please indicate any other information regarding ADR process or deadline.

DISCLOSURES

10. The parties certify that they have made the following disclosures *[list disclosures of persons, documents, damage computations and insurance agreements]*:

DISCOVERY

11. The parties agree to the following discovery plan *[Describe the plan e.g., any limitation on the number, duration or subject matter for various kinds of discovery; discovery from experts; deadlines for completing discovery]*:

TRIAL SCHEDULE

12. The parties request a trial date as follows:

13. The parties expect that the trial will last for the following number of days:

Dated: _______________ _______________________________________
[Typed name and signature of counsel.]

Dated: _______________ _______________________________________
[Typed name and signature of counsel.]

CASE MANAGEMENT ORDER

The Case Management Statement and Proposed Order is hereby adopted by the Court as the Case Management Order for the case and the parties are ordered to comply with this Order. In addition the Court orders:

[The Court may wish to make additional orders, such as:
a. Referral of the parties to court or private ADR process;
b. Schedule a further Case Management Conference;
c. Schedule the time and content of supplemental disclosures;
d. Specially set motions;
e. Impose limitations on disclosure or discovery;
f. Set time for disclosure of identity, background and opinions of experts;
g. Set deadlines for completing fact and expert discovery;
h. Set time for parties to meet and confer regarding pretrial submissions;
I. Set deadline for hearing motions directed to the merits of the case;
j. Set deadline for submission of pretrial material;
k. Set date and time for pretrial conference;
l. Set a date and time for trial.]

Dated: _______________ _______________________________________
UNITED STATES DISTRICT/MAGISTRATE JUDGE